SBT Bancorp, Inc.

86 Hopmeadow Street

P.O. Box 248

Simsbury, Connecticut 06070

October 16, 2015

VIA EDGAR

Kathryn McHale, Esq.

Senior Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SBT Bancorp, Inc.
Registration Statement on Form S-1
Filed August 24, 2015
File No. 333-206533

Dear Ms. McHale:

We are in receipt of your letter dated September 21, 2015 (the “Comment Letter”) concerning the above-captioned filing of SBT Bancorp, Inc. (collectively with its subsidiaries referred to herein as “SBT Bancorp”, the “Company”, “we”, “our” or “us”). Our response to your comments are set forth below. To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

General

1.	Please fill in all blanks in your registration statement that are not considered pricing information under Section 430A of the Securities Act.

We have filled in all blanks in our registration statement that are not considered pricing information as requested.

Cautionary Note Regarding Forward-Looking Statements, page 16

2.	Please move this section to precede the Risk Factors section.

We have moved the section titled “Cautionary Note Regarding Forward-Looking Statements” to immediately precede the section titled “Risk Factors” as requested.

3.

Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

●	delete any reference to the Litigation Reform Act; or
●	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

We have deleted all references to the Private Securities Litigation Reform Act of 1995 as requested.

The Offering, page 5

4.	Disclose here or elsewhere in the Summary or Prospectus Cover Page the limited trading market for the shares.

We have disclosed the limited trading market for our shares of common stock on the Prospectus Cover Page, in the section titled “The Offering” in the Summary and in the section titled “Market for Our Common Stock” as requested.

Use of Proceeds, page 21

5.

We note the disclosure here and in the summary that proceeds will be used to support the growth and expansion of the Bank. Revise both here and in the summary section, as appropriate, to provide specific, detailed disclosure on the use of proceeds for any current or future expansion, including acquisitions, and to quantify the amounts that may be used for each purpose. Please clarify any current plans, understandings or arrangements for the Bank’s expansion into the West Hartford, Connecticut or state that there are none. See Item 504 of Regulation S-K.

We have revised the disclosure in the section titled “Use of Proceeds” and in the section titled “The Offering” in the Summary to provide additional details as requested.

Compensation and Other Matters

Executive Compensation, page 79

6.	Please describe the bonus arrangements for the named executive officers. We note bonuses are paid in every year.

We have revised the disclosure in the section titled “Compensation and Other Matters” to describe the bonus arrangements for the named executive officers as requested.

7.

Please reconcile the disclosure under the Summary Compensation Table, Equity Awards on page 83 and the Outstanding Equity Awards at June 30, 2015 table on page 84. We cannot locate the equity awards described in the narrative within either table. Please revise or advise.

We have revised the disclosure to reconcile the equity awards under the Summary Compensation Table, the Equity Awards Table and the Outstanding Equity Awards Table as requested.

Certain Transactions With Related Persons, page 85

8.

Please revise to clarify whether the loans are made on terms no more favorable than those offered to persons not related to the Bank, rather than to the “other persons.” For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

We have revised the disclosure as requested on page 85 to clarify that the loans were made on terms no more favorable than those offered to persons not related to the Bank.

Security Ownership Of Certain Beneficial Owners And Management, page 87

9.	Please disclose that the table does not include any shares purchased in the Directed Share Program or revise to disclose how the ownership will change after the offering.

Please be advised that the sentence immediately preceding the table on page 87 reads as follows:

“The following table does not reflect any shares of our common stock that our directors, officers, employees, business associates, and related persons may purchase in this offering through the directed share program described under “Directed Share Program”.”

Directed Share Program, page 90

10.     Please advise us who is administering the directed share program.

We have revised the disclosure on page 90 to indicate that Keefe, Bruette & Woods, a Stifel Company, is administering the directed share program.

Exhibits

11.	Please file any outstanding exhibits, including your legality opinion, with your next amendment.

We have filed all outstanding exhibits, including a form of Day Pitney, LLP’s legality opinion, as requested.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or would like additional information, please contact me by telephone at (860) 408-5493 or by e-mail at rsudol@simsburybank.com, or Robert M. Taylor III, Esq. of Day Pitney LLP, the Company’s outside legal counsel, by telephone at (860) 275-0100 or by e-mail at rmtaylor@daypitney.com.

Very truly yours,

/s/ Richard J. Sudol

Richard J. Sudol
Senior Vice President and
Chief Financial Officer

cc: Robert M. Taylor III, Esq., Day Pitney LLP